SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. __)


Filed by the Registrant                     [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to ss. 240.14a-12

                                Biogen Idec Inc.
                (Name of Registrant as Specified In Its Charter)

                                  Carl C. Icahn
                               Alexander J. Denner
                               Richard C. Mulligan
                                 Thomas F. Deuel
                                 David Sidransky
                                    Mayu Sris
                                    Eric Ende
                                 Jeffrey Meckler
                                Icahn Partners LP
                          Icahn Partners Master Fund LP
                        Icahn Partners Master Fund II LP
                        Icahn Partners Master Fund III LP
                         High River Limited Partnership
                                 Barberry Corp.
                             Hopper Investments LLC
                                Icahn Offshore LP
                                Icahn Onshore LP
                                Icahn Capital LP
                                   IPH GP LLC
                         Icahn Enterprises Holdings L.P.
                           Icahn Enterprises G.P. Inc.
                                  Beckton Corp.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

    1) Title of each class of securities to which transaction applies:

    2) Aggregate number of securities to which transaction applies:

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    4) Proposed maximum aggregate value of transaction:

    5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided  by  Exchange  Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount Previously Paid:

    2) Form, Schedule or Registration Statement No.:

    3) Filing Party:

    4) Date Filed:

                                PRELIMINARY COPY


                       2009 ANNUAL MEETING OF STOCKHOLDERS

                                       OF

                                BIOGEN IDEC INC.

                               -------------------

                                 PROXY STATEMENT

                                       OF

                                  CARL C. ICAHN
                               ALEXANDER J. DENNER
                               RICHARD C. MULLIGAN
                                 THOMAS F. DEUEL
                                 DAVID SIDRANSKY
                                    MAYU SRIS
                                    ERIC ENDE
                                 JEFFREY MECKLER
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                                 BARBERRY CORP.
                             HOPPER INVESTMENTS LLC
                                ICAHN OFFSHORE LP
                                ICAHN ONSHORE LP
                                ICAHN CAPITAL LP
                                   IPH GP LLC
                         ICAHN ENTERPRISES HOLDINGS L.P.
                           ICAHN ENTERPRISES G.P. INC.
                                  BECKTON CORP.

                               -------------------

To Our Fellow Biogen Stockholders:

     This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders ("Stockholders") of Biogen Idec Inc. ("Biogen") in connection with the solicitation of proxies by Carl C. Icahn and certain of his affiliates and associates, to be used at the 2009 Annual Meeting (the "Annual Meeting") of Stockholders of Biogen which is scheduled to be held at 9:00 A.M., local time, on [ ] at the [ ], and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about [ ].


     This Proxy Statement, as well as other proxy materials to be distributed by the Participants (as hereinafter defined), are available free of charge online at http://dfking.com/BIIB.

     1. At the Annual Meeting, the Participants will seek to elect to the Board of Directors of Biogen - Dr. Alexander J. Denner, Dr. Richard C. Mulligan, Dr. Thomas F. Deuel and Dr. David Sidransky (each a "Nominee", and collectively, the "Nominees") who has each consented to being named in this Proxy Statement and, if elected, to serve as a director.


     2. The Participants will seek to amend Biogen's Amended and Restated ByLaws (the "Bylaws") to fix the number of directors at thirteen (13). Biogen's Bylaws provide for a three-class classified board, the size of which may be expanded by a vote of the Board. In order to provide the Stockholders with the ability to elect a majority of Stockholder nominated directors following the 2010 annual meeting, the Participants will seek to amend the ByLaws to fix the number of directors at thirteen (13). For example, if the Stockholders elect Dr. Alexander
J. Denner, Dr. Richard C. Mulligan, Dr. Thomas F. Deuel and Dr. David Sidransky to the Board at the 2009 Annual Meeting, and in 2010, a Stockholder nominates, and the Stockholders elect, three director nominees at the 2010 annual meeting, then the Board would include seven Stockholder nominated directors. If the Icahn Bylaw Amendments (as defined below) are adopted by the Stockholders at the 2009 Annual Meeting and the Board is fixed at 13 directors, then those seven Stockholder nominated directors elected over the course of two annual meetings would constitute a majority of the Board. However, because the current Bylaws allow the Board to expand the size of the Board, if the Icahn Bylaw Amendments are not adopted at the 2009 Annual Meeting and the Board decides to expand the size of the Board (despite the possibility that such a decision to expand the size of the Board could constitute a breach of fiduciary duty under applicable law), then those seven Stockholder nominated directors could constitute merely a minority of the Board. As such, the Participants will seek to amend the Bylaws (collectively, the "Icahn Bylaw Amendments"):

     o to replace the first sentence of Section 3.1 of the Bylaws, which reads:

               "The number of directors that shall constitute the entire Board initially shall be twelve (12); provided, however, that the number of directors that shall constitute t he entire Board shall be fixed from time to time by resolution adopted by a majority of the entire Board", in its entirety with the following sentence:

               "The number of directors that shall constitute the entire Board shall be thirteen (13)."

     o to delete, in its entirety, the first sentence of Section 3.2 of the Bylaws which reads:

               "The number of members of the Board may be increased at any time as provided in Section 3.1 above."

     o to delete, in their entirety, the words "and newly created directorships resulting from any increase in the authorized number of directors", appearing in the second sentence of Section 3.2 of the Bylaws which currently reads, in its entirety:

               "Sole power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in the Board, and each director so chosen shall hold office until the next annual election at which the term of the class to which they have been elected expires and until such director's successor is duly elected and qualified or until such director's earlier resignation, removal from office, death or incapacity."


     3. The Participants will propose a resolution to the Stockholders of Biogen whereby the Stockholders request that the Board of Biogen promptly initiate and complete the necessary and appropriate process so that the stockholders of Biogen can choose whether to change Biogen's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act (the "North Dakota Reincorporation Resolution").

     THE PARTICIPANTS URGE STOCKHOLDERS TO VOTE FOR EACH OF THE NOMINEES AND TO VOTE FOR EACH OF THE ICAHN BYLAW AMENDMENTS AND TO VOTE FOR THE NORTH DAKOTA REINCORPORATION RESOLUTION.


     The Nominees and each of the other Participants have no interest in Biogen other than through the beneficial ownership (if any) of shares of Common Stock, par value $.0005 per share, of Biogen (the "Shares") or other securities (if any) of Biogen as disclosed herein, and (i) in the case of Dr. Mulligan, Dr. Deuel and Dr. Sidransky, pursuant to an agreement in which certain affiliates of Carl C. Icahn have agreed to pay each of Dr. Mulligan, Dr. Deuel and Dr. Sidransky $25,000 and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement"), and (ii) in the case of Mr. Meckler and Dr. Ende pursuant to their respective Consulting Agreements, as described herein.

     DR. ALEXANDER J. DENNER, DR. RICHARD C. MULLIGAN, DR. THOMAS F. DEUEL AND DR. DAVID SIDRANSKY ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF BIOGEN. WE URGE YOU TO VOTE YOUR GOLD PROXY CARD (I) FOR DR. ALEXANDER J. DENNER, DR. RICHARD C. MULLIGAN, DR. THOMAS F. DEUEL AND DR. DAVID SIDRANKSY, (II) FOR THE ICAHN BYLAW AMENDMENTS AND (III) FOR THE NORTH DAKOTA REINCORPORATION RESOLUTION.

IMPORTANT

     According to Biogen's Proxy Statement, the Bylaws and applicable law, the nominees for director receiving the highest number of votes FOR election will be elected as directors at a meeting at which a quorum is present in person or represented by proxy. An amendment of the Bylaws requires the affirmative vote of a majority of the Shares issued and outstanding and entitled to vote. The adoption of a stockholder resolution requires the affirmative vote of a majority of the Shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee, FOR the Icahn Bylaw Amendments and FOR the North Dakota Reincorporation Resolution.


     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY BIOGEN. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. YOU MAY REVOKE A GOLD PROXY CARD BY DELIVERING A LATER-DATED WHITE PROXY CARD TO THE COMPANY. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.


     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. King & Co., Inc.
                   Stockholders call toll-free: (800) 769-4414
                 Banks and Brokers call collect: (212) 269-5550

     Only holders of record of Biogen's voting securities as of the close of business on [ ] (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of Biogen filed with the Securities and Exchange Commission ("Biogen's Proxy Statement"), as of the Record Date, there were outstanding [ ] shares of Common Stock. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Biogen held on the Record Date.

     As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of [ ] shares of Common Stock, representing approximately [ ] % of the outstanding shares of Common Stock. The Participants and their affiliates intend to vote such shares FOR the election of the Nominees, FOR the Icahn Bylaw Amendments and FOR the North Dakota Reincorporation Resolution.

     VOTE FOR THE NOMINEES, FOR THE ICAHN BYLAW AMENDMENTS AND FOR THE NORTH DAKOTA REINCORPORATION RESOLUTION BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY
- BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES

     In addition to the Nominees (who are Dr.  Alexander J. Denner,  Dr. Richard
C. Mulligan, Dr. Thomas Deuel and Dr. David Sidransky), the participants in the solicitation of proxies (the "Participants") from stockholders of Biogen Idec Inc. ("Biogen" or the "Corporation") include the following: Mr. Carl C. Icahn, Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands limited partnership ("Icahn Master II"), Icahn Partners Master Fund III LP, a Cayman Islands limited partnership ("Icahn Master III"), High River Limited Partnership, a Delaware limited partnership ("High River"), Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), Mr. Mayu Sris, Dr. Eric Ende and Mr. Jeffrey Meckler.

     The address of Icahn Partners, High River, Barberry, Hopper, Icahn Enterprises GP, Icahn Enterprises Holdings, Beckton, IPH, Icahn Capital, Icahn Onshore and Icahn Offshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The address of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. Mr. Icahn's, Dr. Denner's, Mr. Sris', Dr. Ende's and Mr. Meckler's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153. Dr. Mulligan's business address is Harvard Gene Therapy Initiative, Harvard Institutes of Medicine, Suite 407, 4 Blackfan Circle, Boston, MA 02115. Dr. Deuel's business address is The Scripps Research Institute, MEM 268, 10550 North Torrey Pines Road, La Jolla, CA 92037. Dr. Sidransky's business address is Johns Hopkins University - Cancer Research Building II, 1550 Orleans Street, Suite 503, Baltimore, MD 21231.

     Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River (collectively, the "Icahn Parties") are entities controlled by Mr. Icahn. Dr. Denner and Mr. Sris. are employees and/or officers and directors of the Icahn Parties and various other entities controlled by Mr. Icahn who may also participate in soliciting proxies from Biogen Stockholders. Dr. Ende and Mr. Meckler are consultants hired by the Icahn Parties. Dr. Denner, Mr. Sris, Dr. Ende and Mr. Meckler do not own beneficially any interest in securities of Biogen. Neither Dr. Denner nor Mr. Sris will receive any special compensation in connection with the solicitation of proxies. In connection with his employment by Mr. Icahn and his affiliated companies, Dr. Denner, among other employees, has a participatory interest in the profits and fees derived by Mr. Icahn and/or his affiliated entities from Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Funds"). Because only a portion of such profit interests are distributed and because of their other investments in the Funds, Dr. Denner also has capital accounts in the Funds. Generally, in the aggregate, Dr. Denner's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds. Dr. Ende and Mr. Meckler are independent consultants retained by the Icahn Parties to solicit proxies and provide consulting services relating to this solicitation, and another solicitation of proxies by the Icahn Parties, as well as general consulting services relating to other investments by the Icahn Parties. Assuming the Annual Meeting of Biogen and the annual meeting relating to the other solicitation are each held in May and further assuming each contest is successful, the consulting agreements referenced herein may provide for payments to Dr. Ende and Mr. Meckler of up to approximately $325,000 in the aggregate.

     Each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River is principally engaged in the business of investing in securities.

     Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Biogen effected during the past two years and their beneficial ownership of securities of Biogen.

     With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Biogen, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Biogen or its affiliates or (B) any future transactions to which Biogen or any of its affiliates will or may be a party.


PROPOSAL 1 -- ELECTION OF DIRECTORS

     On February 5, 2009 the Icahn Parties delivered a letter to Biogen, notifying Biogen that the Icahn Parties nominate and will seek to elect at the Annual Meeting - Dr. Alexander J. Denner, Dr. Richard C. Mulligan, Dr. Thomas F. Deuel and Dr. David Sidransky as members of the board of directors of Biogen. The Nominees, if elected, would serve a three-year term and hold office until the 2012 annual meeting of Stockholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below.

     Dr. Richard C. Mulligan, Dr. Thomas F. Deuel and Dr. David Sidransky are each party to an agreement substantially in the form attached hereto as Annex B, pursuant to which the Icahn Parties have agreed to pay certain fees to each such Nominee and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement"). Except as disclosed in this Proxy Statement, including the Annexes attached hereto and as provided in the Nominee Agreement (which, among other things, provides for a payment to each of Dr. Mulligan, Dr. Deuel and Dr. Sidransky of $25,000), none of the Nominees receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. Dr. Mulligan, Dr. Deuel and Dr. Sidransky have an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement relating to such Nominee. Dr. Denner has an interest in the election of directors at the Annual Meeting indirectly through his capital accounts and other investments in the Funds.

     The Nominees would not be barred from being considered independent under the independence requirements of The NASDAQ Stock Market, Inc. and the independence standards applicable to Biogen under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

     Other than as disclosed in this Proxy Statement, including the Annexes attached hereto, (i) the Nominees are not, nor were they within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Biogen, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) none of the Nominees nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by Biogen or its affiliates or (B) any future transactions to which Biogen or any of its affiliates will or may be a party.

DR. ALEXANDER J. DENNER

     Dr. Alexander J. Denner, 39, serves as Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III are private investment funds. Dr. Denner has served in this position since August 2006. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Dr. Denner was the chairman of the Executive Committee of the Board of Directors of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, and a director of ImClone Systems Incorporated from April 2006 until the company was sold in November 2008. In addition, Dr. Denner has served as a director of Adventrx Pharmaceuticals Inc., a publicly traded biopharmaceutical company since October 2006. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil., and Ph.D. degrees from Yale University.

DR. RICHARD C. MULLIGAN

     Dr. Richard C. Mulligan, 54, is the Mallinckrodt Professor of Genetics at Harvard Medical School, and Director of the Harvard Gene Therapy Initiative. Professor Mulligan received his B.S. degree from the Massachusetts Institute of Technology, and his Ph.D. from the Department of Biochemistry at Stanford University School of Medicine. After receiving postdoctoral training at the Center for Cancer Research at MIT, Professor Mulligan joined the MIT faculty and subsequently was appointed Professor of Molecular Biology and Member of the Whitehead Institute for Biomedical Research before moving to Children's Hospital and Harvard in 1996. His honors include the MacArthur Foundation Prize, the Rhodes Memorial Award of the American Association for Cancer Research, the ASMB-Amgen Award, and the Nagai Foundation International Prize. Professor Mulligan has been associated with a number of biotechnology companies, including Somatix Therapy Corporation (as founder and member of the Scientific Advisory Board and Board of Directors, and Chief Scientific Officer), Cell Genesys (as member of the Scientific Advisory Board) and ImClone, where he served on the Scientific Advisory Board and as a Director and member of the Executive Committee from September 2006 to November 2008 when the company was sold. He has also served on the National Institutes of Health's Recombinant DNA Advisory Committee and on the U.S. Food and Drug Administration Biological Response Modifiers Advisory Committee.

DR. THOMAS F. DEUEL

     Dr. Thomas F. Deuel, 73, has served as a Professor of Molecular and Experimental Medicine and Cell Biology, Director of the Division of Molecular Oncology, Department of Molecular and Experimental Medicine, and Director of the Vascular Biology Affinity Group at The Scripps Research Institute, since February 2002. Since 1998, Dr. Deuel has served as a Professor of Medicine at Harvard Medical School. He is currently a Professor Emeritus at Harvard Medical School. In addition, from 1996 to 2002, Dr. Deuel served as a Director, Division of Growth Regulation at Beth Israel Hospital, Boston, Massachusetts and, prior to that, was a Professor of Medicine and Biochemistry and the head of Oncology Services at the Washington University School of Medicine, St. Louis, Missouri. He is a member of the Institute of Medicine at the National Academy of Sciences. Dr. Deuel is also President of the Edward R. Mallinckrodt Foundation, St. Louis, Missouri. He has served on various editorial boards, including the Journal of Clinical Investigation and Blood, and currently is on the Editorial Board of Current Opinion in Hematology and Section Editor for Vascular Biology. Dr. Deuel has served and continues to serve on numerous scientific advisory boards for various companies, including the scientific advisory board of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, during the existence of such board from 1988 to 2001. From July 2007 to November 2008, Dr. Deuel served on ImClone's board of directors. Dr. Deuel has earned many professional honors and awards and holds an M.D. from Columbia University and an A.B. from Princeton University.

DR. DAVID SIDRANSKY


     Dr. David Sidransky, 48, has been the Director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine since July 1992. He is a founder of several private biotechnology companies and has served on scientific advisory boards of many private and publicly traded companies, including MedImmune Inc., Telik Inc., Roche, and Amgen Inc. Dr. Sidransky is also a director of Alfacell Inc. He was formerly on the Board of Scientific Counselors at the National Institute of Dental and Craniofacial Research and a member of the Recombinant DNA Advisory Committee at the National Institute of Health. Dr. Sidransky serves on numerous editorial boards and is Senior Editor of Clinical Cancer Research. In addition, he is a Professor of Oncology, Otolaryngology-Head and Neck Surgery, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky is certified in Internal Medicine and Medical Oncology by the American Board of Medicine. He has over 390 peer-reviewed publications, and has contributed more than 60 cancer reviews and chapters and also has numerous issued biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International Prize from the German Society of Clinical Chemistry, the 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda and Richard Rosenthal Award from the American Association of Cancer Research. Dr. Sidransky is also the Chairman of the Board of Directors of Champions Biotechnology, Inc. Dr. Sidransky served as a director of ImClone Systems Inc., a biotechnology company, between January 2004 and November 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.


     WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF DR. ALEXANDER J. DENNER, DR. RICHARD C. MULLIGAN, DR. THOMAS F. DEUEL AND DR. DAVID SIDRANSKY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF DR. ALEXANDER
J. DENNER, DR. RICHARD C. MULLIGAN, DR. THOMAS F. DEUEL AND DR. DAVID SIDRANSKY.


PROPOSAL 2 -- ICAHN BYLAW AMENDMENTS

     Biogen's ByLaws provide for a three-class classified board, the size of which may be expanded by a vote of the Board. In order to provide the Stockholders with the ability to elect a majority of Stockholder nominated directors following the 2010 annual meeting, the Participants will seek to amend the ByLaws to fix the number of directors at thirteen. For example, if the Stockholders elect Dr. Alexander J. Denner, Dr. Richard C. Mulligan, Dr. Thomas
F. Deuel and Dr. David Sidransky to the Board at the 2009 Annual Meeting, and in 2010, a Stockholder nominates, and the Stockholders elect three director nominees at the 2010 annual meeting, then the Board would include seven Stockholder nominated directors. If the Icahn Bylaw Amendments are adopted by the Stockholders at the 2009 Annual Meeting and the Board is fixed at 13 directors, then those seven Stockholder nominated directors elected over the course of two annual meetings would constitute a majority of the Board. However, because the current Bylaws allow the Board to expand the size of the Board, if the Icahn Bylaw Amendments are not adopted at the 2009 Annual Meeting and the Board decides to expand the size of the Board (despite the possibility that such a decision to expand the size of the Board could constitute a breach of fiduciary duty under applicable law), then those seven Stockholder nominated directors could constitute merely a minority of the Board. As such, the Participants will seek to amend the Bylaws:

     o to replace the first sentence of Section 3.1 of the Bylaws, which reads:

               "The number of directors that shall constitute the entire Board initially shall be twelve (12); provided, however, that the number of directors that shall constitute the entire Board shall be fixed from time to time by resolution adopted by a majority of the entire Board", in its entirety with the following sentence:

               "The number of directors that shall constitute the entire Board shall be thirteen (13)."

     o to delete, in its entirety, the first sentence of Section 3.2 of the Bylaws which reads:

               "The number of members of the Board may be increased at any time as provided in Section 3.1 above."

     o to delete, in their entirety, the words "and newly created directorships resulting from any increase in the authorized number of directors", appearing in the second sentence of Section 3.2 of the Bylaws which currently reads, in its entirety:

               "Sole power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in the Board, and each director so chosen shall hold office until the next annual election at which the term of the class to which they have been elected expires and until such director's successor is duly elected and qualified or until such director's earlier resignation, removal from office, death or incapacity."


     Opponents of the Icahn Bylaw Amendments may argue that it is in the best interests of the Stockholders for the Bylaws to remain as currently drafted in order to allow the Board of Directors maximum flexibility to add or remove director positions at anytime and for any reason.


WE STRONGLY URGE YOU TO VOTE FOR THE ICAHN BYLAW AMENDMENTS BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ICAHN BYLAW AMENDMENTS.


PROPOSAL 3 -- NORTH DAKOTA REINCORPORATION RESOLUTION

The proposal states:

          "RESOLVED, that the stockholders of the Corporation hereby request the Board of Directors of the Corporation to take all action as is necessary and appropriate to properly initiate and complete the process to change the Corporation's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act."


     The Icahn Parties believe that the North Dakota Publicly Traded Corporations Act (the "North Dakota Act") is the most stockholder friendly corporate law in the United States as it relates to public companies and that being incorporated there and subject to the North Dakota Act would give the Stockholders considerably more protection against management entrenchment and would make it easier for third parties to successfully bid for the Corporation. Although there can be no assurances, this could enable stockholders, in some cases, to achieve a premium over market for their shares. The Participants believe, however, that courts in all jurisdictions rely in part on decisions from other jurisdictions.


     Other than the change in corporate domicile, the North Dakota reincorporation is not intended to result in any change in the business, physical location, management, assets, liabilities or net worth of the Company, nor is it intended to result in any change in location of Company employees, including the Company's management. Upon consummation of a North Dakota reincorporation, it is anticipated that the daily business operations of the Company will continue as they are presently conducted

Principal Reasons for the Reincorporation

     The Icahn Parties believe that there are several reasons why a reincorporation to North Dakota and becoming subject to the North Dakota Act is in the best interests of Biogen and the Stockholders. If the Company were governed by the North Dakota Act:

o The board of directors would be elected by a majority vote (as opposed to a mere plurality) and directors defeated under the majority voting system would be prohibited from being appointed by the board of directors to fill a vacancy;

o The board of directors could not be classified (staggered), each director would be elected every year and the board of directors would not be able to change its size when it has reason to believe there will be a contested election;

o The chairman of the board of directors could not serve as an executive officer;

o Stockholders who have held five percent (5%) or more of the Corporation's outstanding shares for at least two years would have access to management's proxy statement to nominate directors;

o All stockholders would be reimbursed for proxy contest expenses in the election of directors, to the extent they are successful;

o Stockholders would be statutorily entitled to an advisory vote each year on executive compensation (a "say on pay" proposal);

o The ability of the board of directors to adopt and maintain a poison pill would be limited in several respects;

o Antitakeover provisions proposed for inclusion in the Corporation's charter or bylaws would require the prior approval of two-thirds of the shares entitled to vote;

o Stockholders could not be required to provide more than ninety (90) days notice in advance of a stockholder meeting when making nominations to the board of directors and there would be limitations on the type of information that could be required in connection with such nominations;

o Stockholders who own 5% or more of the Corporation's outstanding shares would have a right to propose and approve amendments to the Company's charter without prior board approval; and

o The Corporation could not add a requirement to its charter or bylaws that certain actions require the approval of a super majority vote.

     The North Dakota Act would provide stockholders more rights than are generally currently available under other state corporation laws, including Delaware, where the Corporation is currently incorporated. Moreover, the North Dakota Act expressly provides that it "must be liberally construed to protect and enhance the rights of shareholders in publicly traded corporations."

     In addition to providing increased stockholder rights, the North Dakota Act contains a franchise tax system that is specifically designed to impose significantly less cost on companies than the Delaware franchise tax system, thereby providing additional value to Stockholders.


Possible Negative Considerations

     Notwithstanding the Participant's belief as to the benefits to Stockholders of reincorporation, reincorporation in North Dakota to take advantage of the North Dakota Act may be criticized.

     Some commentators have raised the concern that the North Dakota Act, unlike the corporate law of Delaware, is untested and less predictable and that such lack of predictability could be detrimental to shareholders. The North Dakota Act was only recently enacted, and the Participants do not believe that there are any reported cases regarding the North Dakota Act. In contrast, Delaware corporate law is revised regularly, Delaware offers a system of specialized Chancery Courts to deal with corporate law questions, and Delaware has a substantial body of case law interpreting Delaware corporate law. The Participants believe, however, that courts in all jurisdictions rely in part on decisions from other jurisdictions.

     In addition, some opponents may be concerned that reincorporation may cause the Corporation to incur significant costs and that the Company may need consent from certain contract parties or federal, state or local regulatory bodies, in order to consummate the reincorporation. The Participants believe that such costs would be warranted in order to achieve the benefits of a reincorporation.


WE STRONGLY URGE YOU TO VOTE FOR THE NORTH DAKOTA REINCORPOATION RESOLUTION BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE NORTH DAKOTA REINCORPORATION RESOLUTION.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING


     According to Biogen's Proxy Statement, Biogen is soliciting proxies with respect to two proposals other than the election of directors, the Icahn Bylaw Amendments and the North Dakota Reincorporation Resolution. Please refer to Biogen's Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES REPRESENTED BY YOUR GOLD PROXY CARD FOR PROPOSALS FOUR AND FIVE BELOW.



PROPOSAL  4 --  RATIFICATION  OF  SELECTION  OF  INDEPENDENT  REGISTERED  PUBLIC
                ACCOUNTING FIRM


At the Annual Meeting, the Stockholders will be asked to vote to ratify the selection of PricewaterhouseCoopers LLP as Biogen's independent registered public accounting firm. Biogen's Board of Directors recommended a vote for this proposal. The Participants intend to vote, and recommend that you vote, FOR this proposal.



PROPOSAL 5 -- BIOGEN BYLAW AMENDMENTS


At the Annual Meeting, the Stockholders will be asked to vote to approve amendments to Biogen's Bylaws to change the voting standard for the election of directors in uncontested elections from a plurality standard to a majority standard. Biogen's Board of Directors recommended a vote for this proposal (the "Biogen Bylaw Amendments"). The Participants intend to vote, and recommend that you vote, FOR this proposal.


OTHER PROPOSALS

     The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.


VOTING PROCEDURES

     According to Biogen's Proxy Statement, the Bylaws and applicable law, holders of shares of Biogen's Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, directors are elected by a plurality of the votes cast by the holders of Biogen's Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors. A quorum is a majority of the Shares issued and outstanding and entitled to vote, present in person or represented by proxy at the Annual Meeting. The Shares represented by a proxy marked "withhold" or "abstain" will be considered present at the Annual Meeting for purposes of determining a quorum.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, amendments to the Bylaws are effected by the affirmative vote of a majority of the Shares issued and outstanding and entitled to vote thereon. An affirmative vote means that a vote must be cast in favor of the Icahn Bylaw Amendments. Consequently, any shares not voted (whether by abstention, broker nonvoter or otherwise) would have the effect of a vote AGAINST the Icahn Bylaw Amendments. According to the Biogen Proxy Statement, as of the Record Date, there were [ ] Shares issued and outstanding. As a result, in order to amend the Bylaws, at least [ ] Shares must be affirmatively voted in FAVOR of the Icahn Bylaw Amendments.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, amendments to the Bylaws are effected by the affirmative vote of a majority of the Shares issued and outstanding and entitled to vote thereon. An affirmative vote means that a vote must be cast in favor of the Biogen Bylaw Amendments. Consequently, any shares not voted (whether by abstention, broker nonvoter or otherwise) would have the effect of a vote AGAINST the Biogen Bylaw Amendments. According to the Biogen Proxy Statement, as of the Record Date, there were [ ] Shares issued and outstanding. As a result, in order to amend the Bylaws, at least [ ] Shares must be affirmatively voted in FAVOR of the Biogen Bylaw Amendments.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, the affirmative vote of a majority of Shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereon are required to ratify the selection of the independent registered accounting firm.

     As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

     1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;
     2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record.;
     3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or
     4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your Shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

     To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.


     Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. RICHARD C. MULLIGAN FOR DIRECTOR; (III) FOR DR. THOMAS F. DEUEL FOR DIRECTOR; (IV) FOR DR. DAVID SIDRANSKY FOR DIRECTOR; (V) FOR THE ICAHN BYLAW AMENDMENTS; (VI) FOR THE NORTH DAKOTA REINCORPORATION RESOLUTION; (VII) FOR THE RATIFICATION OF SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (VIII) FOR THE BIOGEN BYLAW AMENDMENTS; AND
(IX) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.


     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. King & Co., Inc.
                   Stockholders call toll-free: (800) 769-4414
                 Banks and Brokers call collect: (212) 269-5550


PROXY PROCEDURES

     IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

     The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after the Record Date.

BROKER NON-VOTES

     If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. In this case, a "broker non-vote" occurs. Shares constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

     For the Annual Meeting, because the solicitation of proxies described in this proxy statement, the election of directors at the Annual Meeting is a "non-routine matter" and brokers do not have discretionary authority to vote your shares on "non-routine matters." Therefore, unless you provide specific voting instructions to your broker, they would not have discretionary authority to vote your shares for the election of directors at the Annual Meeting and your shares would not be voted for any of the Nominees. If your shares are held in street name, your broker or nominee has enclosed a voting instruction card with this proxy statement. We strongly encourage you to vote your shares by following the instructions provided on the proxy card.

     IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.


REVOCATION OF PROXIES

     Any Stockholders of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting in any of the following ways, by:


     o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any White proxy cards which you may have submitted to Biogen (or if you want to revoke a GOLD proxy card (which we do not recommend), then submit a subsequently dated WHITE proxy card that will revoke all prior proxy cards, including any GOLD proxy cards which you may have submitted to the Participants);


     o by telephone or via the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

     o attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

     o delivering written notice of revocation either to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or the Corporate Secretary of Biogen.

     Although a revocation is effective if delivered to Biogen, the Icahn Parties request that either the original or a copy of any revocation be mailed to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, so that the Icahn Parties will be aware of all revocations.

     IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO BIOGEN, WE URGE YOU TO REVOKE IT IN ANY OF THE FOLLOWING WAYS: BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED WITH RESPECT TO THE GOLD PROXY CARD (INSTRUCTIONS ARE ON THE GOLD PROXY CARD), (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE ICAHN PARTIES OR TO THE CORPORATE SECRETARY OF THE COMPANY.


COST AND METHOD OF SOLICITATION

     Solicitation of proxies will be made by Messrs. Icahn, Denner, Sris, Ende and Meckler.


     The Icahn Parties have retained D.F. King & Co., Inc. ("DF King") to conduct the solicitation, for which DF King is to receive a fee not to exceed $300,000, plus reimbursement for its reasonable out-of-pocket expenses. The Icahn Parties have agreed to indemnify DF King against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to DF King pursuant to the foregoing provisions, we have been informed, that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that DF King will employ approximately 100 persons to solicit proxies from Biogen Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately $[ ] to date, and is estimated to be $[ ] million in total.


     The Icahn Parties intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Biogen, but do not intend to submit the issue of reimbursement to a vote of Stockholders.

ADDITIONAL INFORMATION

     Certain information regarding the securities of Biogen held by Biogen's directors, management and 5% Stockholders is contained in Biogen's Proxy
Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Biogen must be received by Biogen for inclusion in Biogen's Proxy Statement and form of proxy for that meeting is also contained in Biogen's Proxy Statement. This information is expected to be contained in Biogen's public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Biogen's public filings.


Date: [    ]

                                             CARL C. ICAHN
                                             ALEXANDER J. DENNER
                                             RICHARD C. MULLIGAN
                                             THOMAS F. DEUEL
                                             DAVID SIDRANSKY
                                             MAYU SRIS
                                             ERIC ENDE
                                             JEFFREY MECKLER
                                             ICAHN PARTNERS LP
                                             ICAHN PARTNERS MASTER FUND LP
                                             ICAHN PARTNERS MASTER FUND II LP
                                             ICAHN PARTNERS MASTER FUND III LP
                                             HIGH RIVER LIMITED PARTNERSHIP
                                             BARBERRY CORP.
                                             HOPPER INVESTMENTS LLC
                                             ICAHN OFFSHORE LP
                                             ICAHN ONSHORE LP
                                             ICAHN CAPITAL LP
                                             IPH GP LLC
                                             ICAHN ENTERPRISES HOLDINGS L.P.
                                             ICAHN ENTERPRISES G.P. INC.
                                             BECKTON CORP.

                                                                         ANNEX A

                  BENEFICIAL OWNERSHIP OF SECURITIES OF BIOGEN

BENEFICIAL OWNERSHIP OF SECURITIES OF BIOGEN AS OF THE CLOSE OF BUSINESS ON APRIL 24, 2009:

(1) TITLE OF          (2) NAME OF            (3) BENEFICIAL     (4) PERCENT OF
    CLASS (1)             BENEFICIAL             OWNERSHIP          CLASS (3)
                          OWNER (2)
--------------------------------------------------------------------------------
Common Stock,             High River              3,215,051           [  ]%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Partners          4,532,847           [  ]%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Master            5,888,807           [  ]%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Master II         1,761,077           [  ]%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Master III          677,474           [  ]%
par value $0.0005
per share
--------------------------------------------------------------------------------
                            TOTAL                16,075,256           [  ]%


_________________________
(1) Please note that the Icahn Parties also purchased certain call options on Shares as described on Attachment 1 to this Annex A and wrote certain put options on Shares as described on Attachment 2 to this Annex A. All such call options were exercised on August 24, 2007. All such put options expired on August 24, 2007.
(2) Please note that each Record Holder listed in this table is, as of the close of business on April 24, 2009, the direct beneficial owner of the Shares set forth under the heading "(3) Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership."

(3) Please note that percentages of ownership set forth in this column were calculated based on the number of Shares stated to be outstanding as of [ ], 2009, as reported in Biogen's Proxy Statement filed on [ ], 2009.

                           INFORMATION ABOUT MR. ICAHN

     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as described below.

     Carl C. Icahn, 73, has served as chairman of the board and a director of Starfire Holding Corporation, a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP. Prior to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp since September 2004. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. Icahn Enterprises L.P. is a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which until February 2008, was a subsidiary of Icahn Enterprises L.P. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006 and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a Director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. From September 2006 until December 2008, Mr. Icahn was a director of ImClone Systems Incorporated, a biopharmaceutical company, and from October 2006 to November 2008 was the chairman of the board. In August 2007, Mr. Icahn became a director of WCI Communities, Inc., a homebuilding company, and since September 2007 has been the chairman of the board of WCI. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation, a supplier of automotive products, and since January 2008 has been the chairman of the board of Federal-Mogul. Mr. Icahn received his B.A. from Princeton University.


                              BENEFICIAL OWNERSHIP

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"). Icahn Enterprises Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Icahn Parties").


     The Icahn Parties and Carl C. Icahn are deemed to beneficially own, in the aggregate, 16,075,256 Shares, representing approximately [ ]% of Biogen's outstanding Shares (based upon the [ ] Shares stated to be outstanding as of [ ], 2009 by Biogen in Biogen's Proxy Statement filed on [ ], 2009.)


     High River has sole voting power and sole dispositive power with regard to 3,215,051 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,532,847 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,888,807 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,761,077 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 677,474 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, are deemed to beneficially own the Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, are deemed to beneficially own the Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, are deemed to beneficially own the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

                             TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of Shares, as well as the exercise of call options, by the Icahn Parties within the past two years, and the number of shares in each such purchase, sale, or call option exercise.

                                                        SHARES PURCHASED/
                                                        (SOLD) AND CALL
NAME                                DATE                OPTIONS EXERCISED (4)
----                                ----                ---------------------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                     April 27, 2007                 30,000
--------------------------------------------------------------------------------
High River                     April 30, 2007                 25,000
--------------------------------------------------------------------------------
High River                        May 1, 2007                 19,200
--------------------------------------------------------------------------------
High River                        May 2, 2007                 31,300
--------------------------------------------------------------------------------
High River                        May 3, 2007                 30,000
--------------------------------------------------------------------------------
High River                        May 4, 2007                 20,000
--------------------------------------------------------------------------------
High River                        May 7, 2007                     20
--------------------------------------------------------------------------------
High River                        May 8, 2007                  6,934
--------------------------------------------------------------------------------
High River                       May 10, 2007                120,000
--------------------------------------------------------------------------------
High River                       May 11, 2007                 20,000
--------------------------------------------------------------------------------
High River                       May 14, 2007                 50,000
--------------------------------------------------------------------------------
High River                       May 15, 2007                 40,000
--------------------------------------------------------------------------------
High River                       May 16, 2007                 20,000
--------------------------------------------------------------------------------
High River                       May 17, 2007                 30,000
--------------------------------------------------------------------------------
High River                       May 18, 2007                 20,000
--------------------------------------------------------------------------------
High River                       May 21, 2007                 10,000
--------------------------------------------------------------------------------
High River                       May 22, 2007                 17,149
--------------------------------------------------------------------------------
High River                       May 24, 2007                106,000
--------------------------------------------------------------------------------
High River                       May 25, 2007                 56,286
--------------------------------------------------------------------------------
High River                       May 29, 2007                 43,111
--------------------------------------------------------------------------------
High River                    August 24, 2007                941,470 *
--------------------------------------------------------------------------------
High River                    August 24, 2007                943,952 **
--------------------------------------------------------------------------------
High River                  September 6, 2007               (147,100)
--------------------------------------------------------------------------------
High River                  September 7, 2007                (55,240)
--------------------------------------------------------------------------------
High River                 September 10, 2007                 (2,098)
--------------------------------------------------------------------------------
High River                 September 25, 2007               (109,000)
--------------------------------------------------------------------------------
High River                 September 26, 2007                (60,530)
--------------------------------------------------------------------------------
High River                   October 16, 2007                (64,020)
--------------------------------------------------------------------------------
High River                   October 16, 2007                (67,046)
--------------------------------------------------------------------------------
High River                  December 13, 2007                500,000
--------------------------------------------------------------------------------
High River                  December 13, 2007                 59,793
--------------------------------------------------------------------------------
High River                  December 18, 2007               (113,660)
--------------------------------------------------------------------------------
High River                  December 19, 2007               (107,207)
--------------------------------------------------------------------------------
High River                  December 19, 2007                (46,133)
--------------------------------------------------------------------------------
High River                  December 20, 2007               (160,000)
--------------------------------------------------------------------------------
High River                  December 21, 2007               (124,000)
--------------------------------------------------------------------------------
High River                  December 24, 2007               (108,793)
--------------------------------------------------------------------------------
High River                  December 24, 2007                (11,207)
--------------------------------------------------------------------------------
High River                   January 24, 2008                 33,000
--------------------------------------------------------------------------------
High River                   January 25, 2008                390,000
--------------------------------------------------------------------------------
High River                     August 1, 2008                180,000
--------------------------------------------------------------------------------
High River                     August 1, 2008                541,600
--------------------------------------------------------------------------------
High River                     August 4, 2008                100,000
--------------------------------------------------------------------------------
High River                     August 5, 2008                  4,900
--------------------------------------------------------------------------------
High River                     August 6, 2008                 39,280
--------------------------------------------------------------------------------
High River                     August 7, 2008                 50,000
--------------------------------------------------------------------------------
High River                     August 8, 2008                  7,680
--------------------------------------------------------------------------------
High River                    August 11, 2008                    620
--------------------------------------------------------------------------------
High River                    August 11, 2008                 91,000
--------------------------------------------------------------------------------
High River                   October 28, 2008               (340,000)
--------------------------------------------------------------------------------
High River                   October 29, 2008               (225,000)
--------------------------------------------------------------------------------
High River                   December 2, 2008                 54,300.00
--------------------------------------------------------------------------------
High River                   December 3, 2008                 62,133.00
--------------------------------------------------------------------------------
High River                   December 4, 2008                131,153.00
--------------------------------------------------------------------------------
High River                   December 5, 2008                 30,204.00
--------------------------------------------------------------------------------


_________________________
(4)  Sales of Shares in this column are indicated by the use of a parenthetical.

     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                 April 27, 2007                 38,293
--------------------------------------------------------------------------------
Icahn Partners                 April 30, 2007                 31,911
--------------------------------------------------------------------------------
Icahn Partners                    May 1, 2007                 24,186
--------------------------------------------------------------------------------
Icahn Partners                    May 2, 2007                 39,817
--------------------------------------------------------------------------------
Icahn Partners                    May 3, 2007                 38,165
--------------------------------------------------------------------------------
Icahn Partners                    May 4, 2007                 25,442
--------------------------------------------------------------------------------
Icahn Partners                    May 7, 2007                     26
--------------------------------------------------------------------------------
Icahn Partners                    May 8, 2007                  8,820
--------------------------------------------------------------------------------
Icahn Partners                   May 10, 2007                152,654
--------------------------------------------------------------------------------
Icahn Partners                   May 11, 2007                 25,442
--------------------------------------------------------------------------------
Icahn Partners                   May 14, 2007                 63,606
--------------------------------------------------------------------------------
Icahn Partners                   May 15, 2007                 50,885
--------------------------------------------------------------------------------
Icahn Partners                   May 16, 2007                 25,443
--------------------------------------------------------------------------------
Icahn Partners                   May 17, 2007                 38,163
--------------------------------------------------------------------------------
Icahn Partners                   May 18, 2007                 25,443
--------------------------------------------------------------------------------
Icahn Partners                   May 21, 2007                 12,721
--------------------------------------------------------------------------------
Icahn Partners                   May 22, 2007                 21,815
--------------------------------------------------------------------------------
Icahn Partners                   May 24, 2007                134,930
--------------------------------------------------------------------------------
Icahn Partners                   May 25, 2007                 71,611
--------------------------------------------------------------------------------
Icahn Partners                   May 29, 2007                 54,848
--------------------------------------------------------------------------------
Icahn Partners                August 24, 2007              1,214,776 *
--------------------------------------------------------------------------------
Icahn Partners                August 24, 2007              1,218,780 **
--------------------------------------------------------------------------------
Icahn Partners              September 7, 2007                (54,463)
--------------------------------------------------------------------------------
Icahn Partners             September 10, 2007                 (2,878)
--------------------------------------------------------------------------------
Icahn Partners             September 25, 2007               (149,338)
--------------------------------------------------------------------------------
Icahn Partners             September 26, 2007                (83,068)
--------------------------------------------------------------------------------
Icahn Partners               October 16, 2007                (22,510)
--------------------------------------------------------------------------------
Icahn Partners              December 13, 2007                754,630
--------------------------------------------------------------------------------
Icahn Partners              December 13, 2007                367,948
--------------------------------------------------------------------------------
Icahn Partners              December 18, 2007               (171,544)
--------------------------------------------------------------------------------
Icahn Partners              December 19, 2007               (196,404)
--------------------------------------------------------------------------------
Icahn Partners              December 19, 2007                (35,027)
--------------------------------------------------------------------------------
Icahn Partners              December 20, 2007               (241,481)
--------------------------------------------------------------------------------
Icahn Partners              December 21, 2007               (187,148)
--------------------------------------------------------------------------------
Icahn Partners              December 24, 2007               (181,111)
--------------------------------------------------------------------------------
Icahn Partners               January 24, 2008                 34,982
--------------------------------------------------------------------------------
Icahn Partners               January 25, 2008                585,855
--------------------------------------------------------------------------------
Icahn Partners                 August 1, 2008                287,915
--------------------------------------------------------------------------------
Icahn Partners                 August 1, 2008              1,108,403
--------------------------------------------------------------------------------
Icahn Partners                 August 4, 2008                159,953
--------------------------------------------------------------------------------
Icahn Partners                 August 5, 2008                  7,013
--------------------------------------------------------------------------------
Icahn Partners                 August 6, 2008                 62,819
--------------------------------------------------------------------------------
Icahn Partners                 August 7, 2008                 79,965
--------------------------------------------------------------------------------
Icahn Partners                 August 8, 2008                 12,282
--------------------------------------------------------------------------------
Icahn Partners                August 11, 2008                    992
--------------------------------------------------------------------------------
Icahn Partners                August 11, 2008                145,534
--------------------------------------------------------------------------------
Icahn Partners               October 28, 2008               (866,819)
--------------------------------------------------------------------------------
Icahn Partners               October 29, 2008               (336,851)
--------------------------------------------------------------------------------
Icahn Partners               December 4, 2008                 92,838.00
--------------------------------------------------------------------------------
Icahn Partners               December 5, 2008                 42,583.00
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                   April 27, 2007                 55,094
--------------------------------------------------------------------------------
Icahn Master                   April 30, 2007                 45,911
--------------------------------------------------------------------------------
Icahn Master                      May 1, 2007                 36,875
--------------------------------------------------------------------------------
Icahn Master                      May 2, 2007                 58,162
--------------------------------------------------------------------------------
Icahn Master                      May 3, 2007                 55,738
--------------------------------------------------------------------------------
Icahn Master                      May 4, 2007                 37,163
--------------------------------------------------------------------------------
Icahn Master                      May 7, 2007                     38
--------------------------------------------------------------------------------
Icahn Master                      May 8, 2007                 12,883
--------------------------------------------------------------------------------
Icahn Master                     May 10, 2007                222,979
--------------------------------------------------------------------------------
Icahn Master                     May 11, 2007                 37,163
--------------------------------------------------------------------------------
Icahn Master                     May 14, 2007                 92,908
--------------------------------------------------------------------------------
Icahn Master                     May 15, 2007                 74,327
--------------------------------------------------------------------------------
Icahn Master                     May 16, 2007                 37,163
--------------------------------------------------------------------------------
Icahn Master                     May 17, 2007                 55,744
--------------------------------------------------------------------------------
Icahn Master                     May 18, 2007                 37,164
--------------------------------------------------------------------------------
Icahn Master                     May 21, 2007                 18,581
--------------------------------------------------------------------------------
Icahn Master                     May 22, 2007                 31,866
--------------------------------------------------------------------------------
Icahn Master                     May 24, 2007                196,907
--------------------------------------------------------------------------------
Icahn Master                     May 25, 2007                104,585
--------------------------------------------------------------------------------
Icahn Master                     May 29, 2007                 80,102
--------------------------------------------------------------------------------
Icahn Master                  August 24, 2007              1,747,975 *
--------------------------------------------------------------------------------
Icahn Master                  August 24, 2007              1,776,777 **
--------------------------------------------------------------------------------
Icahn Master                September 6, 2007               (405,705)
--------------------------------------------------------------------------------
Icahn Master                September 7, 2007               (114,462)
--------------------------------------------------------------------------------
Icahn Master               September 10, 2007                 (3,789)
--------------------------------------------------------------------------------
Icahn Master               September 25, 2007               (197,537)
--------------------------------------------------------------------------------
Icahn Master               September 26, 2007               (109,329)
--------------------------------------------------------------------------------
Icahn Master                 October 16, 2007               (170,708)
--------------------------------------------------------------------------------
Icahn Master                 October 16, 2007               (169,108)
--------------------------------------------------------------------------------
Icahn Master                December 13, 2007                862,247
--------------------------------------------------------------------------------
Icahn Master                December 13, 2007                209,093
--------------------------------------------------------------------------------
Icahn Master                December 18, 2007               (196,006)
--------------------------------------------------------------------------------
Icahn Master                December 19, 2007                (13,087)
--------------------------------------------------------------------------------
Icahn Master                December 19, 2007               (251,347)
--------------------------------------------------------------------------------
Icahn Master                December 20, 2007               (275,919)
--------------------------------------------------------------------------------
Icahn Master                December 21, 2007               (213,838)
--------------------------------------------------------------------------------
Icahn Master                December 24, 2007               (121,143)
--------------------------------------------------------------------------------
Icahn Master                December 24, 2007                (80,102)
--------------------------------------------------------------------------------
Icahn Master                December 24, 2007                 (5,694)
--------------------------------------------------------------------------------
Icahn Master                 January 24, 2008                 85,509
--------------------------------------------------------------------------------
Icahn Master                 January 25, 2008                677,871
----------------- --------------------------------------------------------------
Icahn Master                   August 1, 2008                293,286
--------------------------------------------------------------------------------
Icahn Master                   August 1, 2008                611,947
--------------------------------------------------------------------------------
Icahn Master                   August 4, 2008                162,937
--------------------------------------------------------------------------------
Icahn Master                   August 5, 2008                  9,307
--------------------------------------------------------------------------------
Icahn Master                   August 6, 2008                 64,018
--------------------------------------------------------------------------------
Icahn Master                   August 7, 2008                 81,488
--------------------------------------------------------------------------------
Icahn Master                   August 8, 2008                 12,518
--------------------------------------------------------------------------------
Icahn Master                  August 11, 2008                  1,010
--------------------------------------------------------------------------------
Icahn Master                  August 11, 2008                148,309
--------------------------------------------------------------------------------
Icahn Master                 October 28, 2008               (259,138)
--------------------------------------------------------------------------------
Icahn Master                 October 29, 2008               (387,686)
--------------------------------------------------------------------------------
Icahn Master                 December 2, 2008                217,200.00
--------------------------------------------------------------------------------
Icahn Master                 December 3, 2008                244,430.00
--------------------------------------------------------------------------------
Icahn Master                 December 4, 2008                310,807.00
--------------------------------------------------------------------------------
Icahn Master                 December 5, 2008                 55,323.00
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                April 27, 2007                 19,109
----------------- ---------------------------- ---------------------------------
Icahn Master II                April 30, 2007                 15,923
----------------- ---------------------------- ---------------------------------
Icahn Master II                   May 1, 2007                 11,656
----------------- ---------------------------- ---------------------------------
Icahn Master II                   May 2, 2007                 19,693
----------------- ---------------------------- ---------------------------------
Icahn Master II                   May 3, 2007                 18,876
----------------- ---------------------------- ---------------------------------
Icahn Master II                   May 4, 2007                 12,584
----------------- ---------------------------- ---------------------------------
Icahn Master II                   May 7, 2007                     12
----------------- ---------------------------- ---------------------------------
Icahn Master II                   May 8, 2007                  4,363
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 10, 2007                 75,504
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 11, 2007                 12,584
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 14, 2007                 31,461
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 15, 2007                 25,167
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 16, 2007                 12,585
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 17, 2007                 18,876
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 18, 2007                 12,584
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 21, 2007                  6,292
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 22, 2007                 10,790
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 24, 2007                 66,766
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 25, 2007                 35,422
----------------- ---------------------------- ---------------------------------
Icahn Master II                  May 29, 2007                 27,131
----------------- ---------------------------- ---------------------------------
Icahn Master II               August 24, 2007                583,382 *
----------------- ---------------------------- ---------------------------------
Icahn Master II               August 24, 2007                566,437 **
----------------- ---------------------------- ---------------------------------
Icahn Master II             September 6, 2007               (132,473)
----------------- ---------------------------- ---------------------------------
Icahn Master II             September 7, 2007                (37,752)
----------------- ---------------------------- ---------------------------------
Icahn Master II            September 10, 2007                 (1,250)
--------------------------------------------- ----------------------------------
Icahn Master II            September 25, 2007                (64,548)
--------------------------------------------- ----------------------------------
Icahn Master II            September 26, 2007                (36,077)
--------------------------------------------- ----------------------------------
Icahn Master II              October 16, 2007                (62,115)
--------------------------------------------- ----------------------------------
Icahn Master II              October 16, 2007                (55,546)
--------------------------------------------- ----------------------------------
Icahn Master II             December 13, 2007                277,956
---------------------------------------------- ---------------------------------
Icahn Master II             December 13, 2007                 45,129
---------------------------------------------- ---------------------------------
Icahn Master II             December 18, 2007                (18,055)
---------------------------------------------- ---------------------------------
Icahn Master II             December 18, 2007                (45,129)
---------------------------------------------- ---------------------------------
Icahn Master II             December 19, 2007                (85,243)
---------------------------------------------- ---------------------------------
Icahn Master II             December 20, 2007                (88,947)
---------------------------------------------- ---------------------------------
Icahn Master II             December 21, 2007                (68,933)
---------------------------------------------- ---------------------------------
Icahn Master II             December 24, 2007                (16,778)
---------------------------------------------- ---------------------------------
Icahn Master II             December 24, 2007                (27,131)
---------------------------------------------- ---------------------------------
Icahn Master II             December 24, 2007                (22,801)
---------------------------------------------- ---------------------------------
Icahn Master II              January 24, 2008                  7,764
---------------------------------------------- ---------------------------------
Icahn Master II              January 25, 2008                214,839
---------------------------------------------- ---------------------------------
Icahn Master II                August 1, 2008                100,573
---------------------------------------------- ---------------------------------
Icahn Master II                August 1, 2008                322,181
---------------------------------------------- ---------------------------------
Icahn Master II                August 4, 2008                 55,873
---------------------------------------------- ---------------------------------
Icahn Master II                August 5, 2008                  2,419
---------------------------------------------- ---------------------------------
Icahn Master II                August 6, 2008                 21,943
---------------------------------------------- ---------------------------------
Icahn Master II                August 7, 2008                 27,932
---------------------------------------------- ---------------------------------
Icahn Master II                August 8, 2008                  4,291
---------------------------------------------- ---------------------------------
Icahn Master II               August 11, 2008                    346
---------------------------------------------- ---------------------------------
Icahn Master II               August 11, 2008                 50,836
---------------------------------------------- ---------------------------------
Icahn Master II              October 28, 2008               (170,073)
---------------------------------------------- ---------------------------------
Icahn Master II              October 29, 2008               (127,108)
---------------------------------------------- ---------------------------------
Icahn Master II              December 4, 2008                 85,212.00
---------------------------------------------- ---------------------------------
Icahn Master II              December 5, 2008                 16,545.00
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III               April 27, 2007                  7,504
---------------------------------------------- ---------------------------------
Icahn Master III               April 30, 2007                  6,255
---------------------------------------------- ---------------------------------
Icahn Master III                  May 1, 2007                  4,083
---------------------------------------------- ---------------------------------
Icahn Master III                  May 2, 2007                  7,528
---------------------------------------------- ---------------------------------
Icahn Master III                  May 3, 2007                  7,221
---------------------------------------------- ---------------------------------
Icahn Master III                  May 4, 2007                  4,811
---------------------------------------------- ---------------------------------
Icahn Master III                  May 7, 2007                      4
---------------------------------------------- ---------------------------------
Icahn Master III                  May 8, 2007                  1,668
---------------------------------------------- ---------------------------------
Icahn Master III                 May 10, 2007                 28,863
---------------------------------------------- ---------------------------------
Icahn Master III                 May 11, 2007                  4,811
---------------------------------------------- ---------------------------------
Icahn Master III                 May 14, 2007                 12,025
---------------------------------------------- ---------------------------------
Icahn Master III                 May 15, 2007                  9,621
---------------------------------------------- ---------------------------------
Icahn Master III                 May 16, 2007                  4,809
---------------------------------------------- ---------------------------------
Icahn Master III                 May 17, 2007                  7,217
---------------------------------------------- ---------------------------------
Icahn Master III                 May 18, 2007                  4,809
---------------------------------------------- ---------------------------------
Icahn Master III                 May 21, 2007                  2,406
---------------------------------------------- ---------------------------------
Icahn Master III                 May 22, 2007                  4,125
---------------------------------------------- ---------------------------------
Icahn Master III                 May 24, 2007                 25,397
---------------------------------------------- ---------------------------------
Icahn Master III                 May 25, 2007                 13,529
---------------------------------------------- ---------------------------------
Icahn Master III                 May 29, 2007                 10,362
---------------------------------------------- ---------------------------------
Icahn Master III              August 24, 2007                219,750 *
---------------------------------------------- ---------------------------------
Icahn Master III              August 24, 2007                213,810 **
---------------------------------------------- ---------------------------------
Icahn Master III            September 6, 2007                (50,222)
---------------------------------------------- ---------------------------------
Icahn Master III            September 7, 2007                (14,283)
---------------------------------------------- ---------------------------------
Icahn Master III           September 10, 2007                   (473)
---------------------------------------------- ---------------------------------
Icahn Master III           September 25, 2007                (24,577)
---------------------------------------------- ---------------------------------
Icahn Master III           September 26, 2007                (13,647)
---------------------------------------------- ---------------------------------
Icahn Master III             October 16, 2007                (23,257)
---------------------------------------------- ---------------------------------
Icahn Master III             October 16, 2007                (21,021)
---------------------------------------------- ---------------------------------
Icahn Master III            December 13, 2007                105,167
---------------------------------------------- ---------------------------------
Icahn Master III            December 13, 2007                 17,002
---------------------------------------------- ---------------------------------
Icahn Master III            December 18, 2007                 (6,904)
---------------------------------------------- ---------------------------------
Icahn Master III            December 18, 2007                (17,002)
---------------------------------------------- ---------------------------------
Icahn Master III            December 19, 2007                (32,252)
---------------------------------------------- ---------------------------------
Icahn Master III            December 20, 2007                (33,653)
---------------------------------------------------- ---------------------------
Icahn Master III            December 21, 2007                (26,081)
---------------------------------------------- ---------------------------------
Icahn Master III            December 24, 2007                 (6,277)
---------------------------------------------- ---------------------------------
Icahn Master III            December 24, 2007                (10,362)
---------------------------------------------- ---------------------------------
Icahn Master III            December 24, 2007                 (8,601)
---------------------------------------------- ---------------------------------
Icahn Master III             January 24, 2008                  3,745
---------------------------------------------- ---------------------------------
Icahn Master III             January 25, 2008                 81,435
---------------------------------------------- ---------------------------------
Icahn Master III               August 1, 2008                 38,226
---------------------------------------------- ---------------------------------
Icahn Master III               August 1, 2008                123,869
---------------------------------------------- ---------------------------------
Icahn Master III               August 4, 2008                 21,237
---------------------------------------------- ---------------------------------
Icahn Master III               August 5, 2008                    861
---------------------------------------------- ---------------------------------
Icahn Master III               August 6, 2008                  8,340
---------------------------------------------- ---------------------------------
Icahn Master III               August 7, 2008                 10,615
---------------------------------------------- ---------------------------------
Icahn Master III               August 8, 2008                  1,629
---------------------------------------------- ---------------------------------
Icahn Master III              August 11, 2008                    132
--------------------------------------------------------------------------------
Icahn Master III              August 11, 2008                 19,321
------------------------------------------------- ------------------------------
Icahn Master III             October 28, 2008                (63,970)
------------------------------------------------- ------------------------------
Icahn Master III             October 29, 2008                (48,355)
------------------------------------------------- ------------------------------
Icahn Master III             December 3, 2008                  4,103.00
------------------------------------------------- ------------------------------
Icahn Master III             December 4, 2008                 35,757.00
------------------------------------------------- ------------------------------
Icahn Master III             December 5, 2008                  6,364.00
------------------------------------------------- ------------------------------


* These numbers consist of Shares obtained by the respective Icahn Party as a result of an exercise by such party of its call options written by Merrill Lynch International, which had a strike price of $35.50 and an expiration date of November 26, 2008 (which options were purchased by the Icahn Parties as described on Attachment 1 to this Annex A), and the dates set forth in the table above with respect to such Shares are the dates on which such options were exercised.

** These numbers consist of Shares obtained by the respective Icahn Party as a result of an exercise by such party of its call options written by UBS AG, which had a strike price of $31.50 and an expiration date of November 26, 2008 (which options were purchased by the Icahn Parties as described on Attachment 1 to this Annex A), and the dates set forth in the table above with respect to such Shares are the dates on which such options were exercised.


Shares purchased by each of the Icahn Parties are maintained in margin accounts that include positions in securities in addition to the Shares. As of [ ], 2009, the indebtedness of the margin account of each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III was approximately $[ ] million, $[ ] million, $[ ] million, $[ ] million, and $[ ] million, respectively.

                                                         ATTACHMENT 1 TO ANNEX A


American call options (which are options that may be exercised at any time before their expiration) purchased by the Icahn Parties were written by UBS AG and had a $31.50 strike price, expiration date of November 26, 2008, and provided for physical settlement (unless the party opted for a cash settlement) are further described in the chart set forth below. On August 24, 2007, the Icahn Parties exercised all of the call options described in the chart below.


                                                   NUMBER OF
                                                   SHARES
                                                   SUBJECT TO
NAME                           DATE                OPTION              PREMIUM
----                           ----                ------              -------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                    May 29, 2007          50,000           872,885.00
--------------------------------------------------------------------------------
High River                    May 31, 2007          85,760         1,772,050.30
--------------------------------------------------------------------------------
High River                    June 1, 2007          74,000         1,532,014.60
--------------------------------------------------------------------------------
High River                    June 4, 2007          40,000           822,144.00
--------------------------------------------------------------------------------
High River                    June 8, 2007          81,151         1,619,295.17
--------------------------------------------------------------------------------
High River                   June 11, 2007          20,000           399,928.00
--------------------------------------------------------------------------------
High River                   June 12, 2007          27,765           543,258.32
--------------------------------------------------------------------------------
High River                   June 13, 2007          54,976         1,088,150.96
--------------------------------------------------------------------------------
High River                   June 14, 2007          40,000           796,540.00
--------------------------------------------------------------------------------
High River                   June 27, 2007          43,600           936,092.00
--------------------------------------------------------------------------------
High River                   June 28, 2007         100,000         2,203,950.00
--------------------------------------------------------------------------------
High River                   June 29, 2007         100,000         2,203,370.00
--------------------------------------------------------------------------------
High River                    July 2, 2007          53,100         1,164,259.98
--------------------------------------------------------------------------------
High River                    July 9, 2007          25,400           587,283.56
--------------------------------------------------------------------------------
High River                   July 10, 2007          11,200           258,709.92
--------------------------------------------------------------------------------
High River                   July 16, 2007          50,000         1,197,000.00
--------------------------------------------------------------------------------
High River                   July 17, 2007          87,000         2,058,367.80
--------------------------------------------------------------------------------
     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                May 29, 2007          63,614         1,110,554.13
--------------------------------------------------------------------------------
Icahn Partners                May 31, 2007         109,109         2,254,508.36
--------------------------------------------------------------------------------
Icahn Partners                June 1, 2007          97,229         2,012,922.26
--------------------------------------------------------------------------------
Icahn Partners                June 4, 2007          50,954         1,047,288.13
--------------------------------------------------------------------------------
Icahn Partners                June 8, 2007         103,652         2,068,282.37
--------------------------------------------------------------------------------
Icahn Partners               June 11, 2007          25,514           510,188.15
--------------------------------------------------------------------------------
Icahn Partners               June 12, 2007          35,420           693,038.35
--------------------------------------------------------------------------------
Icahn Partners               June 13, 2007          70,134         1,388,176.29
--------------------------------------------------------------------------------
Icahn Partners              June 14, 2007           51,030         1,016,185.91
--------------------------------------------------------------------------------
Icahn Partners               June 27, 2007          55,631         1,194,397.57
--------------------------------------------------------------------------------
Icahn Partners               June 28, 2007         127,574         2,811,667.17
--------------------------------------------------------------------------------
Icahn Partners               June 29, 2007         127,574         2,810,927.24
--------------------------------------------------------------------------------
Icahn Partners                July 2, 2007          64,783         1,420,419.10
--------------------------------------------------------------------------------
Icahn Partners                July 9, 2007          46,401         1,072,856.08
--------------------------------------------------------------------------------
Icahn Partners               July 10, 2007          14,370           331,934.07
--------------------------------------------------------------------------------
Icahn Partners               July 16, 2007          64,157         1,535,918.58
--------------------------------------------------------------------------------
Icahn Partners               July 17, 2007         111,634         2,641,193.46
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                  May 29, 2007          92,903         1,621,872.70
--------------------------------------------------------------------------------
Icahn Master                  May 31, 2007         159,347         3,292,571.13
--------------------------------------------------------------------------------
Icahn Master                  June 1, 2007         152,205         3,151,084.89
--------------------------------------------------------------------------------
Icahn Master                  June 4, 2007          75,113         1,543,842.56
--------------------------------------------------------------------------------
Icahn Master                  June 8, 2007         152,235         3,037,712.41
--------------------------------------------------------------------------------
Icahn Master                 June 11, 2007          37,492           749,705.03
--------------------------------------------------------------------------------
Icahn Master                 June 12, 2007          52,047         1,018,367.22
--------------------------------------------------------------------------------
Icahn Master                 June 13, 2007         103,056         2,039,808.02
--------------------------------------------------------------------------------
Icahn Master                 June 14, 2007          74,984         1,493,193.88
--------------------------------------------------------------------------------
Icahn Master                 June 27, 2007          81,792         1,756,074.24
--------------------------------------------------------------------------------
Icahn Master                 June 28, 2007         187,463         4,131,590.79
--------------------------------------------------------------------------------
Icahn Master                 June 29, 2007         187,464         4,130,525.54
--------------------------------------------------------------------------------
Icahn Master                  July 2, 2007         110,439         2,421,463.43
--------------------------------------------------------------------------------
Icahn Master                  July 9, 2007          32,806           758,520.65
--------------------------------------------------------------------------------
Icahn Master                 July 10, 2007          20,966           484,295.73
--------------------------------------------------------------------------------
Icahn Master                 July 16, 2007          93,601         2,240,807.94
--------------------------------------------------------------------------------
Icahn Master                 July 17, 2007         162,864         3,853,264.52
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II               May 29, 2007          31,465           549,306.53
--------------------------------------------------------------------------------
Icahn Master II               May 31, 2007          53,972         1,115,218.04
--------------------------------------------------------------------------------
Icahn Master II               June 1, 2007          34,144           706,879.82
--------------------------------------------------------------------------------
Icahn Master II               June 4, 2007          24,577           505,145.83
--------------------------------------------------------------------------------
Icahn Master II               June 8, 2007          49,762           992,955.92
--------------------------------------------------------------------------------
Icahn Master II              June 11, 2007          12,308           246,115.69
--------------------------------------------------------------------------------
Icahn Master II              June 12, 2007          17,085           334,290.24
--------------------------------------------------------------------------------
Icahn Master II              June 13, 2007          33,830           669,603.96
--------------------------------------------------------------------------------
Icahn Master II              June 14, 2007          24,614           490,150.89
--------------------------------------------------------------------------------
Icahn Master II              June 27, 2007          26,772           574,794.84
--------------------------------------------------------------------------------
Icahn Master II              June 28, 2007          61,531         1,356,112.47
--------------------------------------------------------------------------------
Icahn Master II              June 29, 2007          61,530         1,355,733.56
--------------------------------------------------------------------------------
Icahn Master II               July 2, 2007          27,772           608,923.32
--------------------------------------------------------------------------------
Icahn Master II               July 9, 2007          16,307           377,040.67
--------------------------------------------------------------------------------
Icahn Master II              July 10, 2007           6,860           158,459.83
--------------------------------------------------------------------------------
Icahn Master II              July 16, 2007          30,623           733,114.62
--------------------------------------------------------------------------------
Icahn Master II              July 17, 2007          53,285         1,260,691.13
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III              May 29, 2007          12,018           209,806.64
--------------------------------------------------------------------------------
Icahn Master III              May 31, 2007          20,612           425,903.69
--------------------------------------------------------------------------------
Icahn Master III              June 1, 2007          12,422           257,171.42
--------------------------------------------------------------------------------
Icahn Master III              June 4, 2007           9,356           192,299.48
--------------------------------------------------------------------------------
Icahn Master III              June 8, 2007          18,953           378,190.06
--------------------------------------------------------------------------------
Icahn Master III             June 11, 2007           4,686            93,703.13
--------------------------------------------------------------------------------
Icahn Master III             June 12, 2007           6,507           127,317.91
--------------------------------------------------------------------------------
Icahn Master III             June 13, 2007          12,883           254,995.80
--------------------------------------------------------------------------------
Icahn Master III             June 14, 2007           9,372           186,629.32
--------------------------------------------------------------------------------
Icahn Master III             June 27, 2007          10,205           219,101.35
--------------------------------------------------------------------------------
Icahn Master III             June 28, 2007          23,432           516,429.56
--------------------------------------------------------------------------------
Icahn Master III             June 29, 2007          23,432           516,293.66
--------------------------------------------------------------------------------
Icahn Master III              July 2, 2007           9,406           206,234.07
--------------------------------------------------------------------------------
Icahn Master III              July 9, 2007           6,086           140,716.84
--------------------------------------------------------------------------------
Icahn Master III             July 10, 2007           2,604            60,150.06
--------------------------------------------------------------------------------
Icahn Master III             July 16, 2007          11,619           278,158.86
--------------------------------------------------------------------------------
Icahn Master III             July 17, 2007          20,217           478,322.09
--------------------------------------------------------------------------------

American call options (which are options that may be exercised at any time before their expiration) purchased by the Icahn Parties were written by Merrill Lynch International and had a $35.50 strike price, expiration date of November 26, 2008, and provided for physical settlement (unless the party opted for a cash settlement) are further described in the chart set forth below. On August 24, 2007, the Icahn Parties exercised all of the call options described in the chart below.


                                                   NUMBER OF
                                                   SHARES
                                                   SUBJECT TO
NAME                           DATE                OPTION              PREMIUM
----                           ----                ------              -------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                   July 10, 2007         102,929         1,965,665.99
--------------------------------------------------------------------------------
High River                   July 11, 2007          30,536           582,388.70
--------------------------------------------------------------------------------
High River                   July 12, 2007          57,192         1,100,545.66
--------------------------------------------------------------------------------
High River                   July 18, 2007         200,000         3,795,760.00
--------------------------------------------------------------------------------
High River                   July 19, 2007         159,233         3,082,320.95
--------------------------------------------------------------------------------
High River                   July 20, 2007          71,580         1,377,929.32
--------------------------------------------------------------------------------
High River                   July 23, 2007         120,000         2,290,056.00
--------------------------------------------------------------------------------
High River                   July 31, 2007          94,969         1,978,356.22
--------------------------------------------------------------------------------
High River                  August 1, 2007         105,031         2,213,633.36
--------------------------------------------------------------------------------
     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners               July 10, 2007         132,074         2,522,256.80
--------------------------------------------------------------------------------
Icahn Partners               July 11, 2007          39,181           747,267.87
--------------------------------------------------------------------------------
Icahn Partners               July 12, 2007          73,385         1,412,147.56
--------------------------------------------------------------------------------
Icahn Partners               July 18, 2007         256,627         4,870,472.51
--------------------------------------------------------------------------------
Icahn Partners               July 19, 2007         204,318         3,955,044.82
--------------------------------------------------------------------------------
Icahn Partners               July 20, 2007          91,847         1,768,073.12
--------------------------------------------------------------------------------
Icahn Partners               July 23, 2007         153,977         2,938,466.27
--------------------------------------------------------------------------------
Icahn Partners               July 31, 2007         121,987         2,541,184.39
--------------------------------------------------------------------------------
Icahn Partners              August 1, 2007         141,380         2,979,724.88
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                 July 10, 2007         192,685         3,679,763.25
--------------------------------------------------------------------------------
Icahn Master                 July 11, 2007          57,163         1,090,224.17
--------------------------------------------------------------------------------
Icahn Master                 July 12, 2007         107,064         2,060,232.55
--------------------------------------------------------------------------------
Icahn Master                 July 18, 2007         374,402         7,105,700.68
--------------------------------------------------------------------------------
Icahn Master                 July 19, 2007         298,086         5,770,140.13
--------------------------------------------------------------------------------
Icahn Master                 July 20, 2007         133,999         2,579,507.55
--------------------------------------------------------------------------------
Icahn Master                 July 23, 2007         224,640         4,286,984.83
--------------------------------------------------------------------------------
Icahn Master                 July 31, 2007         177,800         3,703,858.48
--------------------------------------------------------------------------------
Icahn Master                August 1, 2007         182,136         3,838,698.34
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II              July 10, 2007          63,042         1,203,931.99
--------------------------------------------------------------------------------
Icahn Master II              July 11, 2007          18,702           356,688.28
--------------------------------------------------------------------------------
Icahn Master II              July 12, 2007          35,029           674,063.05
--------------------------------------------------------------------------------
Icahn Master II              July 18, 2007         122,495         2,324,808.11
--------------------------------------------------------------------------------
Icahn Master II              July 19, 2007          97,526         1,887,840.04
--------------------------------------------------------------------------------
Icahn Master II              July 20, 2007          43,842           843,967.27
--------------------------------------------------------------------------------
Icahn Master II              July 23, 2007          73,498         1,402,621.13
--------------------------------------------------------------------------------
Icahn Master II              July 31, 2007          58,078         1,209,857.66
--------------------------------------------------------------------------------
Icahn Master II             August 1, 2007          71,170         1,499,978.92
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III             July 10, 2007          23,917           456,750.12
--------------------------------------------------------------------------------
Icahn Master III             July 11, 2007           7,097           135,355.40
--------------------------------------------------------------------------------
Icahn Master III             July 12, 2007          13,290           255,739.47
--------------------------------------------------------------------------------
Icahn Master III             July 18, 2007          46,476           882,058.71
--------------------------------------------------------------------------------
Icahn Master III             July 19, 2007          37,004           716,297.53
--------------------------------------------------------------------------------
Icahn Master III             July 20, 2007          16,632           320,169.33
--------------------------------------------------------------------------------
Icahn Master III             July 23, 2007          27,885           532,151.76
--------------------------------------------------------------------------------
Icahn Master III             July 31, 2007          22,013           458,566.01
--------------------------------------------------------------------------------
Icahn Master III            August 1, 2007          25,436           536,089.14
--------------------------------------------------------------------------------

                                                         ATTACHMENT 2 TO ANNEX A


European put options (which are options that may be exercised only at their expiration) bought by the Icahn Parties were written by UBS AG and had a $31.50 strike price, expiration date of November 26, 2008, and provided for cash settlement only are further described in the chart set forth below. All of the put options described below expired on August 24, 2007.


                                                   NUMBER OF
                                                   SHARES
                                                   SUBJECT TO
NAME                           DATE                OPTION              PREMIUM
----                           ----                ------              -------
--------------------------------------------------------------------------------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                    May 29, 2007          50,000               500.00
--------------------------------------------------------------------------------
High River                    May 31, 2007          85,760               857.60
--------------------------------------------------------------------------------
High River                    June 1, 2007          74,000               740.00
--------------------------------------------------------------------------------
High River                    June 4, 2007          40,000               400.00
--------------------------------------------------------------------------------
High River                    June 8, 2007          81,151               811.51
--------------------------------------------------------------------------------
High River                   June 11, 2007          20,000               200.00
--------------------------------------------------------------------------------
High River                   June 12, 2007          27,765               277.65
--------------------------------------------------------------------------------
High River                   June 13, 2007          54,976               549.76
--------------------------------------------------------------------------------
High River                   June 14, 2007          40,000               400.00
--------------------------------------------------------------------------------
High River                   June 27, 2007          43,600               436.00
--------------------------------------------------------------------------------
High River                   June 28, 2007         100,000             1,000.00
--------------------------------------------------------------------------------
High River                   June 29, 2007         100,000             1,000.00
--------------------------------------------------------------------------------
High River                    July 2, 2007          53,100               531.00
--------------------------------------------------------------------------------
High River                    July 9, 2007          25,400               254.00
--------------------------------------------------------------------------------
High River                   July 10, 2007          11,200               112.00
--------------------------------------------------------------------------------
High River                   July 16, 2007          50,000               500.00
--------------------------------------------------------------------------------
High River                   July 17, 2007          87,000               870.00
--------------------------------------------------------------------------------
     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                May 29, 2007          63,614               636.14
--------------------------------------------------------------------------------
Icahn Partners                May 31, 2007         109,109             1,091.09
--------------------------------------------------------------------------------
Icahn Partners                June 1, 2007          97,229               972.29
--------------------------------------------------------------------------------
Icahn Partners                June 4, 2007          50,954               509.54
--------------------------------------------------------------------------------
Icahn Partners                June 8, 2007         103,652             1,036.52
--------------------------------------------------------------------------------
Icahn Partners               June 11, 2007          25,514               255.14
--------------------------------------------------------------------------------
Icahn Partners               June 12, 2007          35,420               354.20
--------------------------------------------------------------------------------
Icahn Partners               June 13, 2007          70,134               701.34
--------------------------------------------------------------------------------
Icahn Partners               June 14, 2007          51,030               510.30
--------------------------------------------------------------------------------
Icahn Partners               June 27, 2007          55,631               556.31
--------------------------------------------------------------------------------
Icahn Partners               June 28, 2007         127,574             1,275.74
--------------------------------------------------------------------------------
Icahn Partners               June 29, 2007         127,574             1,275.74
--------------------------------------------------------------------------------
Icahn Partners                July 2, 2007          64,783               647.83
--------------------------------------------------------------------------------
Icahn Partners                July 9, 2007          46,401               464.01
--------------------------------------------------------------------------------
Icahn Partners               July 10, 2007          14,370               143.70
--------------------------------------------------------------------------------
Icahn Partners               July 16, 2007          64,157               641.57
--------------------------------------------------------------------------------
Icahn Partners               July 17, 2007         111,634             1,116.34
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                  May 29, 2007          92,903               929.03
--------------------------------------------------------------------------------
Icahn Master                  May 31, 2007         159,347             1,593.47
--------------------------------------------------------------------------------
Icahn Master                  June 1, 2007         152,205             1,522.05
--------------------------------------------------------------------------------
Icahn Master                  June 4, 2007          75,113               751.13
--------------------------------------------------------------------------------
Icahn Master                  June 8, 2007         152,235             1,522.35
--------------------------------------------------------------------------------
Icahn Master                 June 11, 2007          37,492               374.92
--------------------------------------------------------------------------------
Icahn Master                 June 12, 2007          52,047               520.47
--------------------------------------------------------------------------------
Icahn Master                 June 13, 2007         103,056             1,030.56
--------------------------------------------------------------------------------
Icahn Master                 June 14, 2007          74,984               749.84
--------------------------------------------------------------------------------
Icahn Master                 June 27, 2007          81,792               817.92
--------------------------------------------------------------------------------
Icahn Master                 June 28, 2007         187,463             1,874.63
--------------------------------------------------------------------------------
Icahn Master                 June 29, 2007         187,464             1,874.64
--------------------------------------------------------------------------------
Icahn Master                  July 2, 2007         110,439             1,104.39
--------------------------------------------------------------------------------
Icahn Master                  July 9, 2007          32,806               328.06
--------------------------------------------------------------------------------
Icahn Master                 July 10, 2007          20,966               209.66
--------------------------------------------------------------------------------
Icahn Master                 July 16, 2007          93,601               936.01
--------------------------------------------------------------------------------
Icahn Master                 July 17, 2007         162,864             1,628.64
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II               May 29, 2007          31,465               314.65
--------------------------------------------------------------------------------
Icahn Master II               May 31, 2007          53,972               539.72
--------------------------------------------------------------------------------
Icahn Master II               June 1, 2007          34,144               341.44
--------------------------------------------------------------------------------
Icahn Master II               June 4, 2007          24,577               245.77
--------------------------------------------------------------------------------
Icahn Master II               June 8, 2007          49,762               497.62
--------------------------------------------------------------------------------
Icahn Master II              June 11, 2007          12,308               123.08
--------------------------------------------------------------------------------
Icahn Master II              June 12, 2007          17,085               170.85
--------------------------------------------------------------------------------
Icahn Master II              June 13, 2007          33,830               338.30
--------------------------------------------------------------------------------
Icahn Master II              June 14, 2007          24,614               246.14
--------------------------------------------------------------------------------
Icahn Master II              June 27, 2007          26,772               267.72
--------------------------------------------------------------------------------
Icahn Master II              June 28, 2007          61,531               615.31
--------------------------------------------------------------------------------
Icahn Master II              June 29, 2007          61,530               615.30
--------------------------------------------------------------------------------
Icahn Master II               July 2, 2007          27,772               277.72
--------------------------------------------------------------------------------
Icahn Master II               July 9, 2007          16,307               163.07
--------------------------------------------------------------------------------
Icahn Master II              July 10, 2007           6,860                68.60
--------------------------------------------------------------------------------
Icahn Master II              July 16, 2007          30,623               306.23
--------------------------------------------------------------------------------
Icahn Master II              July 17, 2007          53,285               532.85
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III              May 29, 2007          12,018               120.18
--------------------------------------------------------------------------------
Icahn Master III              May 31, 2007          20,612               206.12
--------------------------------------------------------------------------------
Icahn Master III              June 1, 2007          12,422               124.22
--------------------------------------------------------------------------------
Icahn Master III              June 4, 2007           9,356                93.56
--------------------------------------------------------------------------------
Icahn Master III              June 8, 2007          18,953               189.53
--------------------------------------------------------------------------------
Icahn Master III             June 11, 2007           4,686                46.86
--------------------------------------------------------------------------------
Icahn Master III             June 12, 2007           6,507                65.07
--------------------------------------------------------------------------------
Icahn Master III             June 13, 2007          12,883               128.83
----------------------------------------- --------------------- ----------------
Icahn Master III             June 14, 2007           9,372                93.72
--------------------------------------------------------------------------------
Icahn Master III             June 27, 2007          10,205               102.05
--------------------------------------------------------------------------------
Icahn Master III             June 28, 2007          23,432               234.32
--------------------------------------------------------------------------------
Icahn Master III             June 29, 2007          23,432               234.32
--------------------------------------------------------------------------------
Icahn Master III              July 2, 2007           9,406                94.06
--------------------------------------------------------------------------------
Icahn Master III              July 9, 2007           6,086                60.86
--------------------------------------------------------------------------------
Icahn Master III             July 10, 2007           2,604                26.04
--------------------------------------------------------------------------------
Icahn Master III             July 16, 2007          11,619               116.19
--------------------------------------------------------------------------------
Icahn Master III             July 17, 2007          20,217               202.17
--------------------------------------------------------------------------------

European put options (which are options that may be exercised only at their expiration) bought by the Icahn Parties were written by Merrill Lynch International and had a $35.50 strike price, expiration date of November 26, 2008, and provided for cash settlement only are further described in the chart set forth below. All of the put options described below expired on August 24, 2007.


                                                   NUMBER OF
                                                   SHARES
                                                   SUBJECT TO
NAME                           DATE                OPTION              PREMIUM
----                           ----                ------              -------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                   July 10, 2007         102,929             1,029.29
--------------------------------------------------------------------------------
High River                   July 11, 2007          30,536               305.36
--------------------------------------------------------------------------------
High River                   July 12, 2007          57,192               571.92
--------------------------------------------------------------------------------
High River                   July 18, 2007         200,000             2,000.00
--------------------------------------------------------------------------------
High River                   July 19, 2007         159,233             1,592.33
--------------------------------------------------------------------------------
High River                   July 20, 2007          71,580               715.80
--------------------------------------------------------------------------------
High River                   July 23, 2007         120,000             1,200.00
--------------------------------------------------------------------------------
High River                   July 31, 2007          94,969               949.69
--------------------------------------------------------------------------------
High River                  August 1, 2007         105,031             1,050.31
--------------------------------------------------------------------------------
    ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners               July 10, 2007         132,074             1,320.74
--------------------------------------------------------------------------------
Icahn Partners               July 11, 2007          39,181               391.81
--------------------------------------------------------------------------------
Icahn Partners               July 12, 2007          73,385               733.85
--------------------------------------------------------------------------------
Icahn Partners               July 18, 2007         256,627             2,566.27
--------------------------------------------------------------------------------
Icahn Partners               July 19, 2007         204,318             2,043.18
--------------------------------------------------------------------------------
Icahn Partners               July 20, 2007          91,847               918.47
--------------------------------------------------------------------------------
Icahn Partners               July 23, 2007         153,977             1,539.77
--------------------------------------------------------------------------------
Icahn Partners               July 31, 2007         121,987             1,219.87
--------------------------------------------------------------------------------
Icahn Partners              August 1, 2007         141,380             1,413.80
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                 July 10, 2007         192,685             1,926.85
--------------------------------------------------------------------------------
Icahn Master                 July 11, 2007          57,163               571.63
--------------------------------------------------------------------------------
Icahn Master                 July 12, 2007         107,064             1,070.64
--------------------------------------------------------------------------------
Icahn Master                 July 18, 2007         374,402             3,744.02
--------------------------------------------------------------------------------
Icahn Master                 July 19, 2007         298,086             2,980.86
--------------------------------------------------------------------------------
Icahn Master                 July 20, 2007         133,999             1,339.99
--------------------------------------------------------------------------------
Icahn Master                 July 23, 2007         224,640             2,246.40
--------------------------------------------------------------------------------
Icahn Master                 July 31, 2007         177,800             1,778.00
--------------------------------------------------------------------------------
Icahn Master                August 1, 2007         182,136             1,821.36
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II              July 10, 2007          63,042               630.42
--------------------------------------------------------------------------------
Icahn Master II              July 11, 2007          18,702               187.02
--------------------------------------------------------------------------------
Icahn Master II              July 12, 2007          35,029               350.29
--------------------------------------------------------------------------------
Icahn Master II              July 18, 2007         122,495             1,224.95
--------------------------------------------------------------------------------
Icahn Master II              July 19, 2007          97,526               975.26
--------------------------------------------------------------------------------
Icahn Master II              July 20, 2007          43,842               438.42
--------------------------------------------------------------------------------
Icahn Master II              July 23, 2007          73,498               734.98
--------------------------------------------------------------------------------
Icahn Master II              July 31, 2007          58,078               580.78
--------------------------------------------------------------------------------
Icahn Master II             August 1, 2007          71,170               711.70
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III             July 10, 2007          23,917               239.17
--------------------------------------------------------------------------------
Icahn Master III             July 11, 2007           7,097                70.97
--------------------------------------------------------------------------------
Icahn Master III             July 12, 2007          13,290               132.90
--------------------------------------------------------------------------------
Icahn Master III             July 18, 2007          46,476               464.76
--------------------------------------------------------------------------------
Icahn Master III             July 19, 2007          37,004               370.04
--------------------------------------------------------------------------------
Icahn Master III             July 20, 2007          16,632               166.32
--------------------------------------------------------------------------------
Icahn Master III             July 23, 2007          27,885               278.85
--------------------------------------------------------------------------------
Icahn Master III             July 31, 2007          22,013               220.13
--------------------------------------------------------------------------------
Icahn Master III            August 1, 2007          25,436               254.36
--------------------------------------------------------------------------------

                                                                         ANNEX B

                            FORM OF NOMINEE AGREEMENT

                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP

                                                     January 24, 2008


[NAME OF NOMINEE]


Dear  ___________:

     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Biogen Idec Inc.. ("Biogen") in connection with a proxy contest with management of Biogen in respect of the election of directors of Biogen at the 2008 Annual Meeting of Stockholders of Biogen (the "Annual Meeting"), expected to be held in the Spring of 2008, or a special meeting of stockholders of Biogen called for a similar purpose (the "Proxy Contest").

     Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership (collectively, "Icahn"), agree to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn intends to nominate you for election at the Annual Meeting, you will be paid $25,000 by Icahn.

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to Biogen and for use in creating the proxy material to be sent to stockholders of Biogen and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Andrew Langham, Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153,
Tel: (212) 702-4382, Fax: (212) 688-1158,  Email:  alangham@sfire.com,  and (ii)
your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to Biogen informing Biogen that you consent to being nominated by Icahn for election as a director of Biogen and, if elected, consent to serving as a director of Biogen. Upon being notified that we have chosen you, we may forward that consent and your completed questionnaire (or summaries thereof) to Biogen.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Biogen on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Biogen's Board of Directors or for any actions taken by you as a director of Biogen, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Biogen all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Biogen and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of Biogen.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us. Very truly yours,

                                 ICAHN PARTNERS LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory


                                 ICAHN PARTNERS MASTER FUND LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory


                                 ICAHN PARTNERS MASTER FUND II LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory

                                 ICAHN PARTNERS MASTER FUND III LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory

                                 HIGH RIVER LIMITED PARTNERSHIP
                                 By: Hopper Investments LLC, its general partner
                                 By: Barberry Corp., its sole member


                                 By: __________________________
                                     Name: Keith Cozza
                                     Title: Treasurer and Secretary


Agreed to and Accepted as of
the date first above written:

--------------------------
Name:

IMPORTANT
---------

     1. If your shares are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

     2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

     3. If you have already submitted a white proxy card to Biogen for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominee by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Biogen. You may also submit your later-dated proxy by using the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. King & Co., Inc.
                   Stockholders call toll-free: (800) 769-4414
                  Banks and Brokers call collect: (212)269-5550

                                PRELIMINARY COPY
                             YOUR VOTE IS IMPORTANT


                      PLEASE COMPLETE, DATE, SIGN AND MAIL
                                 YOUR PROXY CARD
                  IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

                 TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

                                BIOGEN IDEC, INC.
                       2009 ANNUAL MEETING OF STOCKHOLDERS

         THIS PROXY IS SOLICITED BY CARL C. ICAHN, ALEXANDER J. DENNER,
             RICHARD C. MULLIGAN, THOMAS F. DEUEL, DAVID SIDRANSKY,
            MAYU SRIS, ERIC ENDE, JEFFREY MECKLER, ICAHN PARTNERS LP,
        ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP,
       ICAHN PARTNERS MASTER FUND III LP, HIGH RIVER LIMITED PARTNERSHIP,
  BARBERRY CORP., HOPPER INVESTMENTS LLC, ICAHN OFFSHORE LP, ICAHN ONSHORE LP, ICAHN CAPITAL LP, IPH GP LLC, ICAHN ENTERPRISES HOLDINGS L.P., BECKTON CORP.
       AND ICAHN ENTERPRISES G.P. INC. (COLLECTIVELY, THE "PARTICIPANTS")


     The undersigned hereby appoints and constitutes each of Carl C. Icahn, Dr. Alexander J. Denner and Mayu Sris, (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Biogen Idec, Inc. ("Biogen") to be held on [ ], 2009 at 9:00 a.m. local time, at [ ], and at any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of Biogen held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. RICHARD C. MULLIGAN FOR DIRECTOR; (III) FOR DR. THOMAS F. DEUEL FOR DIRECTOR; (IV) FOR DR. DAVID SIDRANSKY FOR DIRECTOR; (V) FOR THE ICAHN BYLAW AMENDMENTS; (VI) FOR THE NORTH DAKOTA REINCORPORATION RESOLUTION; (VII) FOR THE RATIFICATION OF SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (VIII) FOR THE BIOGEN BYLAW AMENDMENTS; AND (IX) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.





     The Proxy Statement, as well as other proxy materials distributed by the Participants, is available free of charge online at http://dfking.com/BIIB.



           YOUR VOTE IS VERY IMPORTANT--PLEASE VOTE YOUR PROXY TODAY.

           (CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.)

        THERE ARE THREE WAYS TO AUTHORIZE THE PROXIES TO CAST YOUR VOTES

    YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES TO VOTE YOUR
      SHARES IN THE SAME MANNER AS IF YOU HAD RETURNED YOUR PROXY CARD. WE
        ENCOURAGE YOU TO USE THESE COST EFFECTIVE AND CONVENIENT WAYS OF
                     VOTING, 24 HOURS A DAY, 7 DAYS A WEEK.


TELEPHONE VOTING                   INTERNET VOTING            VOTING BY MAIL
The method of voting is      Visit the Internet voting    Simply sign and date
available for residents      Web site at http://www.tab-  your proxy card and
of the U.S. and Canada.      ulationsplus.com/biib. Have  return it in the
On a touch tone telephone,   this proxy card ready and    postage-paid envelope
call TOLL FREE 1(866)368-    follow the instructions on   to D.F. King & Co.,
4703, 24 hours a day, 7      your screen. You will incur  Inc., c/o Independent
days a week. Have this       only your usual Internet     Tabulator, P.O. Box
proxy card ready, then       charges. Available 24 hours  1977, New York, NY
follow the prerecorded       a day, 7 days a week until   10117-0024.  If you
instructions. Your vote      5:00 p.m. Eastern Daylight   are voting by tele-
will be confirmed and cast   Time on [   ], 2009.         phone or the Internet,
as you have directed.                                     please do not mail
Available 24 hours a day,                                 your proxy card.
7 days a week until 5:00
p.m. Eastern Daylight
Time on [   ], 2009.



DETACH BELOW AND RETURN USING THE  ENVELOPE  PROVIDED  ONLY IF YOU ARE VOTING BY
MAIL

     PLEASE MARK
[X]  VOTES AS IN
     THIS EXAMPLE.



THE PARTICIPANTS RECOMMEND A VOTE "FOR" THE ELECTION OF ITS NOMINEES AND "FOR" PROPOSALS FOUR AND FIVE.


                                                         WITHHOLD
                                                         AUTHORITY      FOR ALL
                                               FOR ALL   TO VOTE FOR    NOMINEES
PROPOSAL 1:  To elect                          NOMINEES  ALL NOMINEES   EXCEPT
   (01) Dr. Alexander J. Denner, as director     [ ]         [ ]          [ ]
   (02) Dr. Richard Mulligan, as director        [ ]         [ ]          [ ]
   (03) Dr. Thomas F. Deuel, as director         [ ]         [ ]          [ ]
   (04) Dr. David Sidransky, as director         [ ]         [ ]          [ ]


The Icahn Parties intend to use this proxy to vote (i) FOR Dr. Alexander J. Denner for Director, (ii) FOR Dr. Richard C. Mulligan for Director, (iii) FOR Dr. Thomas F. Deuel for Director, (iv) FOR Dr. David Sidransky for Director; (v) FOR the Icahn Bylaw Amendments; (vi) FOR the North Dakota Reincorporation Resolution; (vii) FOR the ratification of selection of the independent registered public accounting firm; (viii) FOR the Biogen Bylaw Amendments; and
(ix) in the proxy holder's discretion as to other matters that may properly come before the annual meeting. The Icahn Parties are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for Mr. Lawrence C. Best, Mr. Alan B. Glassberg, Mr. Robert W. Pangia or Mr. William D. Young. There is no assurance that any of the Biogen nominees will serve as directors if any or all of the Icahn Parties' nominees are elected to the Board. You should refer to the proxy statement and form of proxy distributed by Biogen for the names, background, qualifications and other information concerning the Biogen nominees.


NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED "FOR" A PARTICULAR ICAHN PARTIES' NOMINEE, MARK THE "FOR ALL NOMINEES EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW:


--------------------------------------------------------------------------------

PROPOSAL 2:  Approval of the              FOR          AGAINST           ABSTAIN
             Icahn Bylaw Amendments       [ ]            [ ]               [ ]

PROPOSAL 3:  Approval of the North        [ ]            [ ]               [ ]
             Dakota Reincorporation
             Resolution

PROPOSAL 4:  Ratification of              [ ]            [ ]               [ ]
             Independent Registered
             Public Accounting Firm

PROPOSAL 5:  Approval of the Biogen       [ ]            [ ]               [ ]
             Bylaw Amendments


                                       Dated: _______________, 2009

                                       ----------------------------
                                       Signature(s)

                                       ----------------------------
                                       Signature (if held jointly)

                                       ----------------------------
                                       Title(s), if any

Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.